Exhibit 99.1

Atour Lifestyle Holdings Limited Reports Second Quarter of 2025 Unaudited Financial Results

•	A total of 1,824 hotels, or 204,784 hotel rooms, in operation as of June 30, 2025.

•	Net revenues for the second quarter of 2025 increased by 37.4% year-over-year to RMB2,469 million (US$345 million).

•	Net income for the second quarter of 2025 increased by 39.8% year-over-year to RMB425 million (US$59 million).

•	Adjusted net income (non-GAAP)[1] for the second quarter of 2025 increased by 30.2% year-over-year to RMB427 million (US$60 million).

•	EBITDA (non-GAAP)[2] for the second quarter of 2025 increased by 45.1% year-over-year to RMB608 million (US$85 million).

•	Adjusted EBITDA (non-GAAP)[3] for the second quarter of 2025 increased by 37.7% year-over-year to RMB610 million (US$85 million).

SHANGHAI, China, August 26, 2025 -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter of 2025 Operational Highlights

As of June 30, 2025, there were 1,824 hotels with a total of 204,784 hotel rooms in operation across Atour’s hotel network, representing rapid increases of 29.2% and 26.7% year-over-year in terms of the number of hotels and hotel rooms, respectively. As of June 30, 2025, there were 816 manachised hotels under development in our pipeline.

The average daily room rate4 (“ADR”) was RMB433 for the second quarter of 2025, compared with RMB441 for the same period of 2024 and RMB418 for the previous quarter.

The occupancy rate4 was 76.4% for the second quarter of 2025, compared with 78.4% for the same period of 2024 and 70.2% for the previous quarter.

The revenue per available room4 (“RevPAR”) was RMB343 for the second quarter of 2025, compared with RMB359 for the same period of 2024 and RMB304 for the previous quarter.

1 Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expenses.

2 EBITDA (non-GAAP) is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization.

3 Adjusted EBITDA (non-GAAP) is defined as EBITDA excluding share-based compensation expenses.

4 Excludes hotel rooms that became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

“ADR” refers to the average daily room rate, which means room revenue divided by the number of rooms in use for a given period;

“Occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;

“RevPAR” refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period.

The GMV5 generated from our retail business was RMB1,144 million for the second quarter of 2025, representing an increase of 84.6% year-over-year.

Mr. Haijun Wang, Founder, Chairman and CEO of Atour, said, “In the first half of 2025, amid a volatile and complex competitive landscape in the industry, we adhered to our business philosophy of ‘serving people’ and refocused on customers. By leveraging our differentiated experiential advantages, we achieved a strong performance across both our hotel and retail businesses. In our hotel business, we pursued high-quality, sustainable growth with a long-term mindset. By the end of the second quarter, the total number of hotels in operation reached 1,824 as we steadily advance toward our strategic goal of ‘2,000 Premier Hotels.’ Continuous upgrades to our hotel products and increasingly strong brand power have consolidated our differentiated competitive moat in targeted market segments. Our retail business maintained robust growth momentum, with GMV increasing by 84.6% year-over-year to RMB1,144 million. Atour Planet's expanding deep sleep product portfolio continues to drive consumer sleep experience innovation.”

“Looking ahead to the second half of the year, we will stay true to our founding aspirations and remain committed to the ‘Chinese Experience’ strategic direction. We will continue to strengthen our fundamentals and prioritize our customers’ perspective, delivering Atour’s warmth and attentiveness through refined service and high-quality products,” concluded Mr. Wang.

Second Quarter of 2025 Unaudited Financial Results

(RMB in thousands)	Q2 2024	Q2 2025
Revenues:
Manachised hotels	1,026,979	1,299,194
Leased hotels	180,333	149,597
Retail	536,734	964,849
Others	53,001	54,909
Net revenues	1,797,047	2,468,549

Net revenues. Our net revenues for the second quarter of 2025 increased by 37.4% to RMB2,469 million (US$345 million) from RMB1,797 million for the same period of 2024. The increase was mainly driven by growth in the manachised hotel and retail businesses.

•	Manachised hotels. Revenues from our manachised hotels for the second quarter of 2025 increased by 26.5% to RMB1,299 million (US$181 million) from RMB1,027 million for the same period of 2024. The increase was primarily driven by our ongoing hotel network expansion. The total number of our manachised hotels increased from 1,382 as of June 30, 2024 to 1,800 as of June 30, 2025.

5 “GMV” refers to gross merchandise value, which is the total value of confirmed orders placed and paid for by our end customers with us or our franchisees, as the case may be, and sold as part of our retail business, where the ordered products have been dispatched, regardless of whether they are delivered or returned, calculated based on the prices of the ordered products net of any discounts offered to our end customers.

•	Leased hotels. Revenues from our leased hotels for the second quarter of 2025 decreased by 17.0% to RMB150 million (US$21 million) from RMB180 million for the same period of 2024. The decrease was primarily due to the decrease in the number of leased hotels as a result of our product mix optimization. The total number of our leased hotels decreased from 30 as of June 30, 2024 to 24 as of June 30, 2025.

•	Retail. Revenues from retail for the second quarter of 2025 increased by 79.8% to RMB965 million (US$135 million) from RMB537 million for the same period of 2024. The increase was driven by growing recognition of our retail brands and effective product innovation and development as we successfully broadened our product offerings.

•	Others. Revenues from others for the second quarter of 2025 increased by 3.6% to RMB55 million (US$8 million) from RMB53 million for the same period of 2024.

(RMB in thousands)	Q2 2024	Q2 2025
Operating costs and expenses:
Hotel operating costs	(775,753)	(893,231)
Retail costs	(265,003)	(450,542)
Other operating costs	(9,918)	(6,593)
Selling and marketing expenses	(224,607)	(392,847)
General and administrative expenses	(91,488)	(89,546)
Technology and development expenses	(32,952)	(42,574)
Total operating costs and expenses	(1,399,721)	(1,875,333)

Operating costs and expenses for the second quarter of 2025 were RMB1,875 million (US$262 million), including RMB2 million share-based compensation expenses, compared with RMB1,400 million, including RMB24 million share-based compensation expenses for the same period of 2024.

•	Hotel operating costs for the second quarter of 2025 were RMB893 million (US$125 million), compared with RMB776 million for the same period of 2024. The increase was mainly due to the increase in variable costs, such as supply chain costs and hotel manager costs, associated with our ongoing hotel network expansion. Hotel operating costs accounted for 61.7% of manachised and leased hotels’ revenues for the second quarter of 2025, compared with 64.3% for the same period of 2024. The decrease was primarily due to a lower proportion of leased hotels as a result of our product mix optimization.

•	Retail costs for the second quarter of 2025 were RMB451 million (US$63 million), compared with RMB265 million for the same period of 2024. The increase was associated with the rapid growth of our retail business. Retail costs accounted for 46.7% of retail revenues for the second quarter of 2025, compared with 49.4% for the same period of 2024. The decrease was attributable to the increasing contribution from higher-margin products.

•	Other operating costs for the second quarter of 2025 were RMB7 million (US$1 million), compared with RMB10 million for the same period of 2024.

•	Selling and marketing expenses for the second quarter of 2025 were RMB393 million (US$55 million), compared with RMB225 million for the same period of 2024. The increase was mainly due to our enhanced investment in brand recognition and the effective development of online channels, aligned with the growth of our retail business. Selling and marketing expenses accounted for 15.9% of net revenues for the second quarter of 2025, compared with 12.5% for the same period of 2024.

•	General and administrative expenses for the second quarter of 2025 were RMB90 million (US$13 million), including RMB2 million share-based compensation expenses, compared with RMB91 million, including RMB15 million share-based compensation expenses for the same period of 2024. Excluding the share-based compensation expenses, this increase was primarily due to an increase in labor costs. General and administrative expenses, excluding share-based compensation expenses, accounted for 3.6% of net revenues for the second quarter of 2025, compared with 4.2% for the same period of 2024.

•	Technology and development expenses for the second quarter of 2025 were RMB43 million (US$6 million), compared with RMB33 million for the same period of 2024. The increase was mainly attributable to our increased investments in technology systems and infrastructure to support our expanding hotel network, retail business and improve customer experience. Technology and development expenses accounted for 1.7% of net revenues for the second quarter of 2025, compared with 1.8% for the same period of 2024.

Other operating income (expenses), net for the second quarter of 2025 was RMB3 million (US$0.4 million) income, compared with RMB6 million expense for the same period of 2024.

Income from operations for the second quarter of 2025 was RMB596 million (US$83 million), compared with RMB391 million for the same period of 2024.

Income tax expense for the second quarter of 2025 was RMB192 million (US$27 million), compared with RMB110 million for the same period of 2024. The increase was primarily due to higher income from operations as well as withholding tax arising from dividend distributions.

Net income for the second quarter of 2025 was RMB425 million (US$59 million), representing an increase of 39.8% compared with RMB304 million for the same period of 2024.

Adjusted net income (non-GAAP) for the second quarter of 2025 was RMB427 million (US$60 million), representing an increase of 30.2% compared with RMB328 million for the same period of 2024.

Basic and diluted income per share/American depositary share (ADS). For the second quarter of 2025, basic income per share was RMB1.02 (US$0.14), and diluted income per share was RMB1.01 (US$0.14). For the second quarter of 2025, basic income per ADS was RMB3.06 (US$0.42), and diluted income per ADS was RMB3.03 (US$0.42).

EBITDA (non-GAAP) for the second quarter of 2025 was RMB608 million (US$85 million), representing an increase of 45.1% compared with RMB419 million for the same period of 2024.

Adjusted EBITDA (non-GAAP) for the second quarter of 2025 was RMB610 million (US$85 million), representing an increase of 37.7% compared with RMB443 million for the same period of 2024.

Cash flows. Operating cash inflow for the second quarter of 2025 was RMB767 million (US$107 million). Investing cash outflow for the second quarter of 2025 was RMB771 million (US$108 million). Financing cash outflow for the second quarter of 2025 was RMB411 million (US$57 million).

Cash and cash equivalents and restricted cash. As of June 30, 2025, the Company had a total balance of cash and cash equivalents and restricted cash of RMB2.7 billion (US$379 million).

Debt financing. As of June 30, 2025, the Company had total outstanding borrowings of RMB67 million (US$9 million).

Outlook

For the full year of 2025, the Company currently expects total net revenues to increase by 30% compared with full-year 2024.

This outlook is based on current market conditions and the Company’s preliminary estimates, which are subject to changes.

Conference Call

The Company will host a conference call at 7:00 AM U.S. Eastern time on Tuesday, August 26, 2025 (or 7:00 PM Beijing/Hong Kong time on the same day).

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

For participants who wish to join the conference call via telephone, please pre-register using the link provided below. Upon registration, each participant will receive a set of participant dial-in numbers and a personal PIN to join the conference call.

Details for the conference call are as follows:

Event Title: Atour Second Quarter of 2025 Earnings Conference Call
Pre-registration Link: https://register-conf.media-server.com/register/BI0af2d276c50d47b6bd4b6ef4bb3530f2

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted net income, which is defined as net income excluding share-based compensation expenses; adjusted net income per ordinary share - Diluted, which is defined as net income attributable to the Company excluding share-based compensation expenses divided by the number of weighted average ordinary shares used in calculating net income per ordinary share - Diluted; EBITDA, which is defined as earnings before interest income, interest expense, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

The Company believes that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of the financial performance. Given the significant investments that the Company has made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization comprises a significant portion of the Company’s cost structure. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization attributable to capital expenditures. Adjusted net income, adjusted net income per ordinary share – Diluted, and adjusted EBITDA provide meaningful supplemental information regarding the Company’s performance by excluding share-based compensation expenses, as the investors can better understand the Company’s performance and compare business trends among different reporting periods on a consistent basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. The accompanying tables provide more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The use of these non-GAAP measures has certain limitations, as the excluded items have been and will be incurred, and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the disclosure of the relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies, as these companies may not calculate these measures in the same manner as the Company does.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Christensen Advisory

Email: atour@christensencomms.com

Tel: +86-10-5900-1548

—Financial Tables and Operational Data Follow—

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB	USD[1]
Assets
Current assets
Cash and cash equivalents	3,618,451	2,715,596	379,083
Short-term investments	1,266,061	2,489,220	347,482
Accounts receivable	186,047	261,876	36,556
Prepayments and other current assets	331,632	404,600	56,480
Amounts due from related parties	146,120	155,031	21,641
Inventories	167,436	151,636	21,168
Total current assets	5,715,747	6,177,959	862,410
Non-current assets
Restricted cash	1,179	1,179	165
Contract costs	119,408	130,766	18,254
Property and equipment, net	213,676	245,313	34,244
Operating lease right-of-use assets	1,502,891	1,466,210	204,675
Intangible assets, net	6,373	5,598	781
Goodwill	17,446	17,446	2,437
Other assets	71,217	71,753	10,016
Deferred tax assets	230,877	239,302	33,405
Total non-current assets	2,163,067	2,177,567	303,977
Total assets	7,878,814	8,355,526	1,166,387

Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	291,002	290,872	40,604
Accounts payable	693,783	786,352	109,770
Deferred revenue, current	453,986	467,430	65,251
Salary and welfare payable	225,687	213,434	29,794
Accrued expenses and other payables	882,009	977,995	136,523
Income taxes payable	221,649	133,047	18,573
Short-term borrowings	60,000	65,000	9,074
Amounts due to related parties	2,101	1,798	251
Total current liabilities	2,830,217	2,935,928	409,840
Non-current liabilities
Operating lease liabilities, non-current	1,379,811	1,340,079	187,068
Deferred revenue, non-current	475,331	516,244	72,065
Long-term borrowings, non-current portion	2,000	2,000	279
Other non-current liabilities	245,568	273,184	38,135
Total non-current liabilities	2,102,710	2,131,507	297,547
Total liabilities	4,932,927	5,067,435	707,387

1 Translations of balances in the consolidated financial statements from RMB into US$ for the second quarter of 2025 and as of June 30, 2025 are solely for readers’ convenience and were calculated at the rate of US$1.00=RMB 7.1636, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2025.

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB	USD[1]
Shareholders’ equity
Class A ordinary shares	245	246	34
Class B ordinary shares	56	56	8
Additional paid in capital	1,608,017	1,724,734	240,764
Retained earnings	1,346,526	1,595,272	222,691
Accumulated other comprehensive (loss) income	1,386	(23,368)	(3,262)
Total equity attributable to shareholders of the Company	2,956,230	3,296,940	460,235
Non-controlling interests	(10,343)	(8,849)	(1,235)
Total shareholders’ equity	2,945,887	3,288,091	459,000
Commitments and contingencies	-	-	-
Total liabilities and shareholders’ equity	7,878,814	8,355,526	1,166,387

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended			Six Months Ended
	June 30,	June 30,		June 30,	June 30,
	2024	2025		2024	2025
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Revenues:
Manachised hotels	1,026,979	1,299,194	181,360	1,863,090	2,331,377	325,448
Leased hotels	180,333	149,597	20,883	348,382	278,160	38,830
Retail	536,734	964,849	134,688	953,325	1,658,628	231,536
Others	53,001	54,909	7,665	100,543	106,198	14,824
Net revenues	1,797,047	2,468,549	344,596	3,265,340	4,374,363	610,638
Operating costs and expenses:
Hotel operating costs	(775,753)	(893,231)	(124,690)	(1,437,922)	(1,629,376)	(227,452)
Retail costs	(265,003)	(450,542)	(62,893)	(471,106)	(787,968)	(109,996)
Other operating costs	(9,918)	(6,593)	(921)	(19,744)	(14,221)	(1,986)
Selling and marketing expenses	(224,607)	(392,847)	(54,839)	(399,318)	(675,744)	(94,330)
General and administrative expenses	(91,488)	(89,546)	(12,500)	(168,143)	(251,359)	(35,088)
Technology and development expenses	(32,952)	(42,574)	(5,943)	(57,133)	(81,955)	(11,440)
Total operating costs and expenses	(1,399,721)	(1,875,333)	(261,786)	(2,553,366)	(3,440,623)	(480,292)
Other operating income (expenses), net	(5,943)	2,966	414	4,066	17,723	2,474
Income from operations	391,383	596,182	83,224	716,040	951,463	132,820
Interest income	12,396	22,437	3,132	25,915	41,717	5,823
Gain from short-term investments	10,945	8,674	1,211	20,537	18,525	2,586
Interest expense	(854)	(781)	(109)	(1,527)	(1,395)	(195)
Other expenses, net	(85)	(9,791)	(1,367)	(551)	(15,900)	(2,220)
Income before income tax	413,785	616,721	86,091	760,414	994,410	138,814
Income tax expense	(109,879)	(191,871)	(26,784)	(198,800)	(325,982)	(45,505)
Net income	303,906	424,850	59,307	561,614	668,428	93,309
Less: net income attributable to non-controlling interests	254	619	86	804	1,494	209
Net income attributable to the Company	303,652	424,231	59,221	560,810	666,934	93,100

Net income	303,906	424,850	59,307	561,614	668,428	93,309
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil income taxes	5,622	(15,399)	(2,150)	13,131	(24,754)	(3,456)
Other comprehensive (loss) income, net of nil income taxes	5,622	(15,399)	(2,150)	13,131	(24,754)	(3,456)
Total comprehensive income	309,528	409,451	57,157	574,745	643,674	89,853
Comprehensive income attributable to non-controlling interests	254	619	86	804	1,494	209
Comprehensive income attributable to the Company	309,274	408,832	57,071	573,941	642,180	89,644
Net income per ordinary share
—Basic	0.73	1.02	0.14	1.36	1.61	0.22
—Diluted	0.73	1.01	0.14	1.35	1.59	0.22
Weighted average ordinary shares used in calculating net income per ordinary share
—Basic	413,244,101	416,249,651	416,249,651	413,042,603	415,473,352	415,473,352
—Diluted	416,487,748	419,793,860	419,793,860	416,300,958	419,500,241	419,500,241

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended			Six Months Ended
	June 30,	June 30,		June 30,	June 30,
	2024	2025		2024	2025
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Cash flows from operating activities:
Net cash generated from operating activities	576,641	766,503	107,000	719,877	768,471	107,274
Cash flows from investing activities:
Payment for purchases of property and equipment	(20,136)	(28,971)	(4,044)	(32,751)	(48,271)	(6,738)
Proceeds from disposal of property and equipment	-	-	-	-	4,740	662
Payment for purchases of intangible assets	-	(152)	(21)	(282)	(227)	(32)
Payment for purchases of short-term investments	(4,578,000)	(3,224,000)	(450,053)	(7,242,000)	(6,817,000)	(951,617)
Proceeds from maturities of short-term investments	4,291,899	2,482,370	346,525	7,005,760	5,612,366	783,456
Net cash used in investing activities	(306,237)	(770,753)	(107,593)	(269,273)	(1,248,392)	(174,269)
Cash flows from financing activities:
Proceeds from borrowings	-	5,000	698	20,000	35,000	4,886
Repayment of borrowings	-	(10,000)	(1,396)	-	(30,000)	(4,188)
Proceeds from stock option exercises	-	11,885	1,659	-	13,331	1,861
Payment for dividends	-	(418,188)	(58,377)	-	(418,188)	(58,377)
Net cash (used in) generated from financing activities	-	(411,303)	(57,416)	20,000	(399,857)	(55,818)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	4,227	(14,864)	(2,074)	11,628	(23,077)	(3,220)
Net (decrease) increase in cash and cash equivalents and restricted cash	274,631	(430,417)	(60,083)	482,232	(902,855)	(126,033)
Cash and cash equivalents and restricted cash at the beginning of the period	3,049,354	3,147,192	439,331	2,841,753	3,619,630	505,281
Cash and cash equivalents and restricted cash at the end of the period	3,323,985	2,716,775	379,248	3,323,985	2,716,775	379,248

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended			Six Months Ended
	June 30,	June 30,		June 30,	June 30,
	2024	2025		2024	2025
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	303,906	424,850	59,307	561,614	668,428	93,309
Share-based compensation expenses, net of tax effect of nil[2]	23,885	1,838	256	27,027	103,387	14,432
Adjusted net income (non-GAAP)	327,791	426,688	59,563	588,641	771,815	107,741

	Three Months Ended			Six Months Ended
	June 30,	June 30,		June 30,	June 30,
	2024	2025		2024	2025
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income per ordinary share - Diluted (GAAP)	0.73	1.01	0.14	1.35	1.59	0.22
Share-based compensation expenses, net of tax effect of nil per ordinary share[2]	0.06	0.00	0.00	0.06	0.25	0.03
Adjusted net income per ordinary share - Diluted (non-GAAP)	0.79	1.01	0.14	1.41	1.84	0.25

	Three Months Ended			Six Months Ended
	June 30,	June 30,		June 30,	June 30,
	2024	2025		2024	2025
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	303,906	424,850	59,307	561,614	668,428	93,309
Interest income	(12,396)	(22,437)	(3,132)	(25,915)	(41,717)	(5,823)
Interest expense	854	781	109	1,527	1,395	195
Income tax expense	109,879	191,871	26,784	198,800	325,982	45,505
Depreciation and amortization	16,690	12,786	1,785	33,839	25,996	3,629
EBITDA (non-GAAP)	418,933	607,851	84,853	769,865	980,084	136,815
Share-based compensation expenses	23,885	1,838	256	27,027	103,387	14,432
Adjusted EBITDA (non-GAAP)	442,818	609,689	85,109	796,892	1,083,471	151,247

2 The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were non-deductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

Key Operating Data

	Number of Hotels			Number of Rooms
	Opened in Q2 2025	Closed in Q2 2025	As of June 30, 2025	As of June 30, 2025
Manachised hotels	118	20	1,800	201,187
Leased hotels	-	1	24	3,597
Total	118	21	1,824	204,784

		As of June 30, 2025
Brand	Positioning	Properties		Rooms
		Manachised	Leased
A.T. House	Luxury	-	1	214
SAVHE	Upscale	1	1	325
Atour S	Upscale	84	2	12,162
Atour	Upper midscale	1,356	17	156,424
Atour X	Upper midscale	180	3	19,049
Atour Light	Midscale	179	-	16,610
Total		1,800	24	204,784

	All Hotels in Operation
	Three Months Ended June 30, 2024	Three Months Ended March 31, 2025	Three Months Ended June 30, 2025
Occupancy rate[3] (in percentage)
Manachised hotels	78.2%	70.1%	76.2%
Leased hotels	83.7%	77.5%	82.4%
All hotels	78.4%	70.2%	76.4%

ADR[3] (in RMB)
Manachised hotels	436.4	415.1	429.6
Leased hotels	573.0	551.9	590.7
All hotels	440.6	417.9	432.8

RevPAR[3] (in RMB)
Manachised hotels	354.5	301.5	339.9
Leased hotels	503.3	453.1	513.0
All hotels	358.7	304.4	343.1

	Hotels in Operation for More Than 18 Months in Q2 2025[4]
	Number of hotels		Same-hotel Occupancy[3] (in percentage)		Same-hotel ADR[3] (in RMB)		Same-hotel RevPAR[3] (in RMB)
	Q2 2024	Q2 2025	Q2 2024	Q2 2025	Q2 2024	Q2 2025	Q2 2024	Q2 2025
Manachised hotels	1,061	1,061	79.9%	77.1%	442.7	433.5	367.5	347.0
Leased hotels	22	22	84.3%	82.8%	598.1	575.2	528.9	502.9
All hotels	1,083	1,083	80.0%	77.2%	447.1	437.3	371.8	350.9

3 Excludes hotel rooms that became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

4 For any given period, we define “same-hotel” to be a hotel that has operated for a minimum of 18 calendar months as of the 15th day (inclusive) of any month within that period. The OCC, ADR and RevPAR presented above represent such metrics generated by “same hotels” in the given period, compared to the corresponding metrics generated by these “same hotels” during the same period in 2024.